Exhibit 3.15

CERTIFICATE OF FORMATION

OF

RAR VENTURES, LLC

This Certificate of Formation of RAR Ventures, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1. The name of the company is RAR Ventures, LLC.

2. The address of the registered office of the Company in Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware, 19808. The name of its Registered Agent at that address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed as of the 23rd day of January, 2009.

/s/ James P. Muraff
James P. Muraff, authorized to sign this Certificate of Formation on behalf of the Company